EXHIBIT 99.2

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

No change statement and notice of annual general meeting

Shareholders are advised that Telkom's 2007 annual report, incorporating the audited financial statements for the year ended 31 March 2007, was posted to shareholders today, Wednesday 26 September 2007 and contains no changes to the preliminary results which were published on 13 June 2007.

Notice is hereby given that the fifteenth annual general meeting of the company will be held in the Auditorium, Gallagher Estate, 19 Richards Drive, Midrand, Johannesburg, South Africa on Friday 26 October 2007 at 09:30.

Pretoria
26 September 2007

Sponsor
UBS South Africa (Pty) Limited